Maris-Tech Ltd.

2 Yitzhak Modai Street

Rehovot, Israel 7608804

March 17, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Maris-Tech Ltd. (CIK: 0001872964)
Registration Statement No. 333-294280 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Maris-Tech Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on March 19, 2026 at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable. By separate letter, the underwriter of the issuance of the securities being registered has joined in this request for acceleration.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Ilana Neck Levin, Esq. of Sullivan & Worcester LLP at (212) 660-5029 and that such effectiveness also be confirmed in writing.

Very truly yours,

MARIS-TECH LTD.

By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer